This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

July 30, 2003

3.

Press Release

The press release was issued on July 30, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) reports final assay results from the recently completed diamond drill program at the Company’s 90% owned Bisha Project, Eritrea. Assay results from an additional 14 holes, B-40 to B-53 include high grade gold, copper and zinc, and have extended the drill indicated strike length of the initial discovery section to approximately 900 metres.  A 14,000 metre diamond drill program is scheduled for October 2003 to extend the current discoveries and test new anomalies.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on July 30, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

HIGH-GRADE INTERCEPTS REPORTED FROM BISHA PROJECT, ERITREA

July 30, 2003

Nevsun Resources Ltd. (NSU-TSX) is pleased to report final assay results from the recently completed diamond drill program at the Company’s 90% owned Bisha Project, Eritrea. Assay results from an additional 14 holes, B-40 to B-53, have extended the drill indicated strike length of the initial discovery section to approximately 900 metres.

Drill holes B-40 to B-52 (and previously reported 38 and 39) were drilled into the southern gravity anomaly of the Bisha Project in an area of extensive alluvial cover (See drill plan map at end of release). These holes targeted an anomalous gravity response and intersected the supergene copper zone and massive sulphides with significant widths. These drill holes also intermittently intersected the supergene/oxide gold zones. There were no gossan outcrops to target the precise location of the gold zones. The high-grade gold and supergene oxide zones, such as those intersected in the northern outcrop area of the initial discovery, will be further targeted in the next drill program by systematically stepping out to the east and west of the gravity anomaly. As well, the interpretation of individual drill sections will allow drill setups to precisely target the gossanous gold zones.

HIGHLIGHTS OF DRILL RESULTS AND FUTURE EXPLORTATION PROGRAM:

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High-grade copper intercepts include 54 metres grading 7.54% Cu in B-41,  27.35 metres grading 4.35% Cu in B-43, 25.65 metres grading 4.97% Cu in B-46, 52.25 metres grading 2.63% Cu in B-51 and 28.1 metres grading 2.59% Cu in B-53.

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High-grade zinc intercepts include 26.45 metres grading 80.49 g/t Ag, 1.3% Cu and 13.05% Zn in B-42.

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Drill indicated strike length to date now covers 900 metres and is open in all directions.

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All high-grade gold and copper assays from B-1 to B-53 are within 80 metres vertical depth from surface.

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14,000 metre diamond drill program scheduled for October to extend current Bisha discoveries, test new anomaly located 1.5 kilometres to the NW of Bisha and at least 3 additional kilometres to the SW of the NW anomaly.

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Coincident with the fall drill program, gravity surveys over existing EM surveys will be conducted on up to 15 kilometres of additional potential strike length.

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Nevsun remains well funded to carry out its exploration programs.

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These drill results confirm the interpretation of the EM and gravity surveys conducted over the Bisha discovery substantiating their success as tools for continued exploration.

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu%	Pb%	Zn%	Zone
B-41	24.75	34.0	9.25	1.39	15.81	0.23	1.56	0.11	Oxide
and	37.0	91.0	54.0	1.65	169.6	7.54	1.0	0.05	Supergene
B-42	42.9	47.0	4.1	1.13	111.91	0.01	0.39	0.01	Oxide
and	47.0	83.35	36.35	0.75	39.67	1.93	0.21	4.21	Supergene
and	98.95	125.4	26.45	0.80	80.49	1.30	0.51	13.05	Massive sulphides
and	125.4	139.0	13.6	0.38	9.62	0.58	0.00	0.53	Stringer
B-43	52.0	79.35	27.35	0.56	33.88	4.35	0.14	0.05	Supergene
B-44	59.5	105.95	43.45	0.62	23.83	1.24	0.10	1.38	Supergene
and	135.3	159.5	24.2	0.52	54.62	1.09	0.16	4.74	Massive sulphides
B-46	43.95	48.7	4.75	3.79	291.28	0.08	1.84	0.04	Oxide
and	48.7	74.35	25.65	1.17	138.77	4.97	0.25	0.12	Supergene
and	74.35	79.4	5.50	0.47	29.5	1.37	0.21	0.10	Stringer
and	79.4	93.25	13.85	0.62	26.24	1.34	0.16	0.84	Massive sulphides
B-47	64.8	79.05	14.25	0.36	18.51	0.38	0.12	1.44	Supergene
and	79.05	104.65	22.4	0.41	16.59	0.34	0.12	1.69	Massive sulphides
B-48	15.0	22.0	7.0	7.91	6.43	0.22	0.68	0.17	oxide
B-49	107.5	122.95	15.45	0.60	27.54	1.34	0.01	0.16	Stringer
and	122.95	175.0	52.15	0.60	38.65	0.84	0.22	5.91	Massive sulphides
B-50	63.0	73.55	10.55	0.24	9.92	0.25	0.03	0.41	Supergene
B-51	49.0	56.8	7.8	1.95	47.74	0.01	0.05	0.03	Stringer
and	56.8	109.05	52.25	0.94	39.87	2.63	0.17	0.90	Supergene
B-52	58.0	92.4	34.4	0.58	22.03	0.98	0.00	0.01	Supergene
B-53	3.3	18.0	14.7	2.80	0.50	0.12	0.03	0.05	Saprolite/ oxide
and	59.9	63.9	4.0	1.81	74.49	0.56	0.23	0.03	Stringer/ supergene
and	63.9	92.0	28.1	0.82	33.0	2.59	0.09	0.02	Supergene
Incl.	63.9	76.0	12.1	1.31	64.03	5.05	0.18	0.04	Supergene

Hole B-40 entered a felsic dyke believed to be dipping parallel to a sulphide zone and consequently did not intersect sulphides. Hole B-45 did not intersect mineralization as it was drilled too far to the east. The sulphide intersection in  hole B-50 was cut off by a felsic dyke. Holes B-43, B-44 and B-49 were all stopped in massive sulphides due to difficult drilling conditions.

Additional assaying within holes B-17 and B-33 expanded the gold zones from 5.8 metres averaging 13.1 g/t Au to 15.6 metres averaging 9.33 g/t Au in hole B-17. The gold zone in hole B-33 expanded slightly from 14.68 metres to 15.15 metres.  The newly calculated intervals are as follows:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu%	Pb%	Zn%	Zone
B-17	2.0	17.6	15.6	9.33	44.48	0.09	2.06	0.03	Oxide
B-33	30.85	46.0	15.15	3.32	47.42	0.06	0.78	0.16	Oxide

A list of all summary assays with respect to specific zones and lithologies in all holes (B-1 to B-53) will be  listed on Nevsun’s web site at www.nevsun.com. A list of hole co-ordinates and representative cross sections will also be  provided. Minor corrections have been made to some assay intervals and an adherence to specific mineralized zones is maintained.

Initial metallurgical work on the three phases/styles of mineralization will be implemented within the next few weeks.

Robin Chisholm, P. Geol. (Alberta), independent Consultant Geologist, of Taiga Consultants Limited, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

 Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com

Assays
Reported
1716200
1716000
1715800
1715600
1715400
339200
339400
339600
B-26
B-25
B-19
B-20
B-21
B-23
B-10
B-01
B-02A
B-18
B-17
B-15
B-22
B-03
B-09
B-07
B-16
B-27
B-29
B-12
B-31
B-13
B-05
B-32
B-28
B-36
B-33
B-35
B-34
B-37
B-06
B-51
B-38
B-42
B-41
B-44
B-43
B-48
B-50
B-47
B-39
B-49
B-40